Exhibit 99.25

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

E.ON AG, E.ON ZWÖLFTE VERWALTUNGS GmbH and BKB AG, Plaintiffs, vs. ENEL, S.p.A. and ENEL ENERGY EUROPE S.r.L., Defendants.

COMPLAINT

Plaintiffs E.ON AG, E.ON Zwölfte Verwaltungs GmbH and BKB AG (collectively, “E.ON”), by their undersigned counsel, allege upon knowledge to themselves and their own acts, and upon information and belief as to all other matters, the following for their complaint against Enel S.p.A. and Enel Energy Europe S.r.L. (collectively, “Enel”):

NATURE OF THE ACTION

1.   This action is based on Enel’s unlawful actions with regard to the securities of Endesa, S.A. (“Endesa”), a company whose ordinary shares and American Depository Shares (“ADSs”) are registered in the United States.

2.   In February 2006, E.ON announced its intent to launch a tender offer for Endesa, the largest utility company in Spain. After extensive regulatory delays in Spain, E.ON’s offer was finally launched to shareholders on January 26, 2007. The acceptance period for E.ON’s offer is currently scheduled to expire on April 3, 2007 in Spain and April 6, 2007 in the United States. E.ON’s offer is the only approved offer to purchase all of Endesa’s shares.

3.   In the past month, Enel has directly acquired approximately 9.993% of Endesa’s shares and entered into total return swap transactions relating to an additional approximately 14.98% of Endesa’s shares. During this time, Enel has made a series of materially false and misleading statements, including in filings with the Securities and Exchange Commission (the “SEC”), and has also engaged in an unlawful effort to manipulate Endesa’s stock price. In addition, Enel acquired Endesa shares through an unlawful tender offer. Enel’s actions have harmed and continue to harm E.ON and the shareholders of Endesa.

4.   The declaratory and equitable relief sought herein is necessary to provide holders of Endesa securities (including ADS holders) with all the information to which they are entitled under the United States securities laws and to restore the integrity of the market. Absent such relief, there is a substantial likelihood that Endesa shareholders will take actions (such as selling shares to Enel or its agents or declining to tender to E.ON) that they would not otherwise take with the benefit of accurate information.

5.   In addition to the required corrective disclosure, injunctive relief is necessary to remedy the harm already caused by the false and misleading information that Enel unlawfully disseminated into the market. This harm cannot be cured with corrective disclosure. Enel should be barred from acquiring more Endesa shares or ADSs, including by settling its total return swap transactions. Enel would otherwise be able to profit from its failure to comply with the U.S. securities laws.

6.   Finally, injunctive relief is necessary to remedy the harm caused by Enel’s unlawful tender offer. Enel should be required to offer withdrawal rights to the Endesa shareholders from whom it purchased shares in its unlawful tender offer. Such relief is necessary to prevent Enel from circumventing the requirements of Section 14, and the SEC rules promulgated thereunder, to the detriment of Endesa shareholders.

JURISDICTION AND VENUE

7.   This action arises under Section 13(d), Section 14(d) and Section 14(e) of the Exchange Act, 15 U.S.C. §§ 78m(d), 78n(d)-(e), and the SEC rules and regulations promulgated thereunder.

8.   Jurisdiction over the subject matter of this action is based upon 28 U.S.C. § 1331 and Section 27 of the Exchange Act, as amended, 15 U.S.C. § 78aa.

9.   Venue in this district is proper pursuant to Section 27 of the Exchange Act, as amended, 15 U.S.C. § 78aa, and 28 U.S.C. § 1391(d).

THE PARTIES

10.   E.ON AG is a German company headquartered in Dusseldorf, Germany, and is the world’s largest private power and gas company with over 30 million customers in more than 20 European countries and the United States.

11.   E.ON Zwölfte Verwaltungs GmbH is a wholly-owned subsidiary of E.ON AG formed for the sole purpose of carrying out the tender offer for Endesa.

12.   BKB AG is an indirect wholly-owned subsidiary of E.ON AG. It owns 46,000 ordinary shares of Endesa. BKB AG acquired those shares in the ordinary course of investment activities prior to E.ON’s February 2006 announcement of its intent to launch a tender offer for Endesa.

13.   Enel S.p.A. is Italy’s largest power company and Europe’s third-largest listed utility by market capitalization. Approximately 31-32% of Enel’s shares are owned by the Italian Government, and a majority of Enel’s directors is appointed by the Italian Government.

14.   Enel Energy Europe S.r.L. is a wholly-owned subsidiary of Enel S.p.A. with registered offices in Rome, Italy.

ENDESA

15.   Endesa is Spain’s leading electrical utility and has operations worldwide. Endesa’s shares are publicly held and traded on the Madrid, Barcelona, Bilbao and Valencia stock exchanges in Spain, and on the Santiago Off Shore Stock Exchange in Chile. In addition, Endesa’s ordinary shares are registered with the SEC pursuant to Section 12 of the Exchange Act, 15 U.S.C. § 781, and Endesa ADSs are traded on the New York Stock Exchange.

OPPOSITION TO E.ON’S TENDER OFFER

16.   E.ON’s February 2006 announcement of its intent to launch a tender offer for Endesa drew strong opposition from the Spanish Government and much of the Spanish business community, which expressed a desire that Endesa remain in Spanish hands. Three days after E.ON’s announcement, the Spanish Government enacted emergency legislation prohibiting the acquisition of more than 10% of a Spanish energy company, such as Endesa, without prior approval from the Spanish National Energy Commission (the “CNE”). After several months, the CNE granted E.ON such approval, but subjected it to nineteen onerous conditions. E.ON challenged these conditions through a Spanish appeals process and through proceedings before the European Commission (the “EC”). In August 2006, the EC announced that it was likely to find many or all of the conditions imposed by the CNE to be incompatible with European law, and on September 26, 2006, the EC indeed found the conditions to be unlawful.

17.   On September 25, 2006, the day before the EC’s ruling, a wholly owned subsidiary of Acciona, S.A. (“Acciona”), a Spanish company, directly acquired approximately 10% of Endesa’s shares. Bound by the same legislation enacted to block E.ON’s bid, Acciona could not immediately acquire more than 10% of Endesa without CNE approval. Nevertheless, over the next three weeks, Acciona entered into total return swap arrangements relating to an additional 9.63% of Endesa’s shares with Banco Santander Centro Hispano, S.A., (“Santander”), Spain’s largest bank. Upon receiving CNE approval in November 2006, Acciona soon acquired shares corresponding to its position on the swaps. Through a subsequent acquisition, Acciona now holds approximately 21% of Endesa’s shares.

18.   During its acquisition campaign, Acciona made a series of false and misleading statements in filings with the SEC on Schedule 13D. As a result of Acciona’s false statements, E.ON brought suit against Acciona in this Court. On February 5, 2007, the Court held that there was a “substantial likelihood” that Acciona had “filed materially false and misleading Schedule 13Ds”. (2/5/07 Op. at 24.) Among other things, the Court found that Acciona had not made timely disclosure of its plans for Endesa, noting that:

“[I]t took several amendments before Acciona disclosed its intent with respect to E.ON’s tender offer, the scale of its current and expected investment in Endesa, and its purpose in making that investment. It took until Amendment No. 11 [to its Schedule 13D] for Acciona to reveal its proposal that its energy business be merged or combined in some way with Endesa.” (Id. at 24.)

The Court further found it likely that E.ON would be able to show that the timing of Acciona’s disclosures regarding its plans for Endesa “was driven by Acciona’s tactics in the tender offer struggle, and not by the fact that the goal was too ephemeral to be disclosed earlier or by any concern about its duties to comply with American securities laws”. (Id. at 25.) Based on these findings and others, the Court entered a Preliminary Injunction Order enjoining Acciona from “any further violation of Section 13(d) or any other disclosure provision in the securities laws”. (Id.)

19.   As of the date of the Preliminary Injunction Order, Acciona had—after much equivocation—firmly stated its opposition to E.ON’s tender offer. In particular, Acciona emphasized that “E.ON’s announced current offer . . . is inadequate”, and that Acciona felt compelled to present a “different alternative[] for the future of Endesa”. (Acciona Amendment No. 11, Item 4.) Indeed, Acciona stated that it would “seek to persuade Endesa’s other shareholders to reject E.ON’s offer” and would tender its shares only “if the holders of a majority of Endesa’s capital stock would rather tender to E.ON than participate in an independent, publicly held Endesa with Acciona as a key shareholder”. (Acciona Amendment No. 6, Item 4.) Acciona stressed that it “does not want to be a minority shareholder of a subsidiary” of a foreign company such as E.ON. (Id.) Moreover, Acciona pledged that it had no “present intent to seek to amend” the provision in Endesa’s articles capping a shareholder’s voting power at 10% an amendment that was a condition to E.ON’s bid. (Acciona Amendment No. 6, Item 4.)

20.   Acciona instead purported to present its own vision for Endesa as an “independent” company with Acciona as its key shareholder. (Acciona Amendment No. 11, Item 4.) Its public presentations stressed the need for an “Independent Endesa” which would have “greater value” and a “stronger business” as a “stand alone” entity with Acciona as its “accionista de referencia”. (Acciona Amendment No. 11, Ex. 99.30, at 31, 45.) Acciona repeatedly stated in public disclosures that it would not increase its ownership of Endesa beyond 25% and that it had “no intent to control Endesa ... by acquiring a majority of Endesa’s capital stock”. (Acciona Amendment No. 6, Item 4.)

21.   Despite Acciona’s opposition, there were substantial signs of support for E.ON’s bid. On February 6, 2007, Endesa’s Board scheduled a shareholder meeting for a vote on amending the provisions of Endesa’s articles on which E.ON’s bid was conditioned. Endesa’s Board recommended that Endesa shareholders vote in favor of amending the articles of incorporation to satisfy the condition of E.ON’s bid and announced that Endesa would pay shareholders an attendance bonus of €0.15/share, in order to encourage attendance at the shareholder meeting (in light of the fact that abstentions or absences would be the practical equivalent of “no” votes). See Mark Mulligan, Endesa Gives Eon Green Light for Euros 41bn Bid, Financial Times UK, Feb. 7, 2007.

22.   Also on February 6, 2007, Caja Madrid, which owns 10% of Endesa shares, and which was, at that time, Endesa’s second-largest shareholder (after Acciona), stated that it intended to vote in favor of the amendments to Endesa’s articles of incorporation.

23.   Thus, by mid-February 2007, all legal and regulatory obstacles to E.ON’s bid had been lifted. Although the outcome was by no means certain, E.ON’s bid was believed to have substantial prospects for success, such that Endesa’s stock was trading roughly at E.ON’s then-current offer price of €38.75/share. See, e.g., The Trials and Tribulations of European Utilities Mergers, Financial Times UK, Feb. 6, 2007 (“After a long battle with the Spanish authorities, Eon [sic] now seems close to success.”); Mark Mulligan, Endesa Gives Eon Green Light for Euros 41bn Bid, Financial Times UK, Feb. 7, 2007 (“with Eon’s [sic] bid looking increasingly likely to succeed. ..”).

SPANISH GOVERNMENT INTERVENTION

24.   Then the Spanish Government stepped in to try to derail E.ON’s bid again.

25.   On the morning of February 27, 2007, Joan Clos—Spain’s Minister of Industry, Tourism and Commerce, who has responsibilities involving the CNE—gave an interview to Cadena Ser, a Spanish radio station, in which he stated that he believed that a “Spanish solution” had “more chance” than E.ON’s offer to gain control of Endesa. See Clos Sees “Spanish Solution” for Endesa Ahead of E.ON, El Pais, Feb. 28, 2007 at 1; Leslie Crawford

& Mark Mulligan, Italy’s Enel Swoops for 10% Stake in Endesa—Spanish Government Understood to Back Move, Financial Times Europe, Feb. 28, 2007; Enel’s Move on Endesa Raises Political Concerns, The Wall Street Journal, Mar. 1, 2007, at C5. Minister Clos stated that it was more likely that Spanish investors—rather than E.ON—would end up in control of Endesa and that he believed that “some sort of shareholder pact” would be formed. Id. Minister Clos did not clarify these cryptic comments, which caused confusion in the marketplace, because at that point E.ON’s offer was the only offer for Endesa shares and, as far as the public was aware, there was no “Spanish solution” on the horizon.

26.   Shortly after the close of trading on February 27, UBS Limited (“UBS”) acting on behalf of Enel, began acquiring Endesa shares at €39/share. Enel has disclosed that in just 29 minutes, it was able to acquire 105,800,000 shares of Endesa, representing approximately 9.99% of the company. See Schedule 13D, Item 3; see also Form 6K, filed 3/1/07, Enel Answers Questions Made By the Public Authority Regulating Spanish Capital Markets (CNMV) Regarding the Acquisition of 9.99% of Endesa, Feb. 28, 2007 (response #1).

27.   Press accounts beginning on February 27, 2007 immediately drew a connection between Minister Clos’s “Spanish solution” prophecy made earlier in the day and Enel’s subsequent purchase of Endesa shares. One press account sarcastically noted that Minister Clos’s “intuition” was so extraordinary that “nobody in the international markets was going to believe so much intuition”. Carlos Segovia, ZP-Prodi Films Lanza “Intuición en Miami”, Pero E.ON Se Rearma, El Mundo, Mar, 4, 2007.

28.   In explaining Minister Clos’s apparent advance knowledge of Enel’s purchases, press accounts cited a meeting, the previous week, at the highest levels of the Italian and Spanish Governments. The Financial Times reported that Minister Clos’s “Spanish solution”

was “understood to have been discussed by prime ministers Jose Luís Rodríguez Zapatero and Romano Prodi at a meeting in Ibiza last week”. Leslie Crawford & Mark Mulligan, Italy’s Enel Swoops for 10% Stake in Endesa—Spanish Government Understood to Back Move, Financial Times Europe, Feb. 28, 2007. Another press account reported that Enel’s acquisition of Endesa shares “had been agreed between Italian Prime Minister Romano Prodi and his Spanish counterpart Jose Luís Rodríguez Zapatero at a bilateral meeting on Feb. 20”. Fabien Zamora, E.ON Bid For Endesa Faces new Hurdle as Italy’s Enel Buys Stake, Agence France Presse, Feb. 28, 2007.

29.   The press immediately linked Enel’s purchase to a “wider deal” between the Italian and Spanish Governments in which, as a tradeoff for Enel’s entry into Spain, “Spanish motorway operator Abertis [would be allowed to] buy its Italian peer Autostrade or Spain’s Telefonica [could] buy a stake in Telecom Italia”--deals which had been tied up in Italian regulatory obstacles. Id.; see also Leslie Crawford & Mark Mulligan, Italy’s Enel Swoops for 10% Stake in Endesa—Spanish Government Understood to Back Move, Financial Times Europe, Feb. 28, 2007. Press reports noted that “[f]rom the point of view of the Spanish [G]overnment, this solution could be welcome, particularly if there is reciprocity for the Spanish interests in Italy”. Steve Goldstein, Enel May Buy 25% of Endesa After Surprise Stake Swoop, Dow Jones Business News, Feb. 28, 2007. As a result, the shares of these Italian targets rose following Enel’s acquisition of Endesa shares. Id.

30.   According to press accounts, the February Ibiza summit was not the first time that the Spanish and Italian governments discussed Enel’s purchase of Endesa shares. In October 2006, media accounts reported that representatives of Enel were in attendance at a summit between the Spanish and Italian prime ministers and that during the summit, the Spanish

Government “sounded out” the possibility of Enel purchasing 15% of Endesa’s shares. One press account noted that such a purchase by Enel “together with the process of acquisition initiated several weeks ago by Acciona . . . would put the E.ON offer to purchase shares on the spot”. Carmen Monforte, The Government Sounds Out the Italian Company Enel About Taking 15% of Endesa, Cinco Días, Oct. 20, 2006. No purchases of Endesa shares were made by Enel at that time, and a spokesman for Enel denied the “hypothesis” as “lacking foundation”. Id.

ENEL’S PURCHASES ON FEBRUARY 27, 2007 WERE AN
UNLAWFUL TENDER OFFER

31.   Enel’s February 27, 2007 acquisition of approximately 10% of Endesa’s shares was made through an unlawful tender offer. Enel’s purchases were made after the close of the European markets. Endesa’s stock price closed at €38.12/share on that day, which was below the €38.75/share then being offered by E.ON in its tender offer.

32.   Shortly after the close of trading, UBS—acting on Enel’s behalf—sent an email, which stated:

Enel is buying up to 10% of Endesa at EUR39.00 - with a potential to buy up to 25% in due course - UBS is acting [as] Sole bookrunner Books are open now and will close when the books are covered.

On information and belief, to maximize the possibility of acquiring the substantial block of shares being sought, this email was sent through the means and instrumentalities of interstate and foreign commerce to a large number of Endesa investors, including investors in the United States. See Form 6K, filed 2/28/07, Enel Confirms its Strategy of Strengthening its Position of the Spanish and European Electricity Market, Feb. 28, 2007 (noting that Enel’s “acquisition of Endesa shares was finalized in an off-market transaction with institutional investors”). The email does not exclude U.S. investors from the offer.

33.   As reflected in the February 27 email, Enel’s offer to purchase Endesa shares was set at €39.00 per share and was not negotiable. Enel’s offer price of €39.00 represented a premium over Endesa’s closing price of €38.12 and over E.ON’s then-current offer price of €38.75, which E.ON was not permitted by Spanish law to raise. Enel’s offer to purchase was to stay open for only a limited time until “the books are covered” and, in fact, remained open for only approximately 29 minutes on February 27.

34.   In connection with its purchases on February 27, Enel did not follow any of the rules applicable to tender offers for equity securities registered under the Exchange Act. For example, Enel did not: (a) file a Schedule TO with the SEC or provide to Endesa shareholders the information contemplated by Schedule TO, as required by SEC Rule 14d-3; (b) leave its offer open for at least 20 U.S. business days, as required by SEC Rule 14e-1; or (c) offer tendering shareholders withdrawal rights (i.e., the right to withdraw during the initial offer period any shares deposited with the tender offeror during the initial offer period), as required by SEC Rule 14d-7.

ENEL’S SWAP TRANSACTIONS

35.   Following completion of its unlawful tender offer on February 27 for approximately 10% of Endesa, Enel disclosed that it was considering increasing its ownership of Endesa up to 24.99%, the maximum level that would be permitted under Spanish law without launching an offer for the entire company. Because of the legislation passed in response to E.ON’s bid for Endesa, Enel would need authorization from the CNE before it could increase its ownership beyond 10%. Enel has not received such authorization. In a March 1, 2007 press release that was subsequently filed with its Schedule 13D, Enel stated that it had requested such authorization from the CNE and that it expected a response “within the next two months”.

(Schedule 13D, Item 4; see also Form 6K, filed 3/2/07, Enel Asks the Relevant Spanish Authorities to Remove the Limitations Affecting Its Shareholding in Endesa, Mar. 1, 2007.)

36.   On March 1 and 2, 2007, Enel entered into share swap transactions with UBS and with Mediobanca-Banca di Credito Finanziario S.p.A. (“Mediobanca”) whereby those entities agreed to acquire a total of 127 million shares of Endesa (approximately 12.01% of Endesa’s shares). These swap agreements provide Enel all the economic risks and benefits associated with the Endesa shares currently held by UBS and Mediobanca, and they grant Enel the right to terminate each swap transaction “upon seven business days’ prior notice” to each respective bank. (Schedule 13D, Item 6; see also id., Exs. 99.2-99.7.)

37.   On March 12, 2007, Enel entered into an additional share swap transaction with Mediobanca for an additional 31,500,000 shares of Endesa or 2.97% of Endesa shares. (Amendment No. 1, Items 3, 5-6.) This brought the total amount of shares subject to Enel total return swaps to approximately 14.98% of Endesa shares, in addition to the approximately 10% of shares Enel acquired on February 27.

ENEL’S DISINFORMATION CAMPAIGN

38.   Following its purchase of Endesa shares on February 27, 2007, Enel issued a press release in which it stated that the purchases were “part of Enel’s strategy aimed at strengthening the company’s position on the European electricity market.” Form 6K, filed 2/28/07, Enel buys 9.99% of Endesa, Feb. 27, 2007.

39.   Following Enel’s purchases on February 27, 2007, the CNMV suspended trading in Endesa shares and required Enel to disclose certain information regarding its purchases of Endesa shares, including: (a) when Enel decided to acquire shares of Endesa; (b) whether Enel intended to acquire more shares of Endesa, and if so,what percentage; (c) Enel’s intentions regarding the Endesa shareholder meeting set to vote on the changes to the articles that were a condition of E.ON’s bid; (d) whether Enel had had any contacts or agreements with any significant shareholders of Endesa; (e) whether Enel had taken a decision regarding E.ON’s tender offer and, if so, the nature of the decision; (f) whether Enel intended to participate in the management of Endesa; and (g) whether Enel had any contacts or conversations with Spanish persons or institutions prior to acquiring Endesa shares.

40.   In addition to its general statements to the press regarding Endesa, Enel issued a February 28, 2007 press release responding to the CNMV’s questions, which it later filed with the SEC. Form 6K, filed 3/1/07, Enel Answers Questions Made By the Public Authority Regulating Spanish Capital Markets (CNMV) Regarding the Acquisition of 9.99% of Endesa, Feb. 28, 2007. Enel supplemented these disclosures with a Schedule 13D (filed on March 9, 2007), and three subsequent Amendments (filed on March 12, March 13, and March 23, respectively).

41.   Enel publicly denied that it had discussed its purchases in advance with the Spanish Government. Fabien Zamora, E.ON Bid For Endesa Faces New Hurdle as Italy’s Enel Buys Stake, Agence France Presse, Feb. 28, 2007. That contention was widely discredited by the press. As one press account noted, “No one believes the official version that a group with public capital stock, such as Enel, has become the leading shareholder in Endesa without a prior invitation of the [Spanish] Government”. Carlos Segovia, ZP-Prodi Films Lanza “Intuición en Miami”, Pero E.ON Se Rearma, El Mundo, Mar. 4, 2007.

42.   Indeed, Enel has admitted that “its chief executive, Fulvio Conti, had met with Spain’s energy and industry minister, Joan Clos, Feb. 16 but declined to say whether they discussed Endesa”. Enel’s Move on Endesa Raises Political Concerns, The Wall Street Journal,

Mar. 1, 2007, at C5; see also. Form 6K, filed 3/1/07, Enel Answers Questions Made By the Public Authority Regulating Spanish Capital Markets (CNMV) Regarding the Acquisition of 9.99% of Endesa, Feb. 28, 2007 (response #6). While Clos has subsequently denied discussing Endesa with Enel prior to its February 27 acquisitions, Miguel Arias—economics spokesman for Spain’s leading opposition party—has stated that “the declarations by industry minister Joan Clos ... represent the lowpoint of the government’s credibility” and demanded that the Spanish Government “once and for all stop interfering with the Spanish economy”. Spanish Minister Denies Discussing Enel’s Endesa Designs, Agence France Presse English Wire, Feb. 28, 2007.

43.   Aside from the obvious political considerations that would have impelled advance coordination, Spanish law would make it a practical necessity. Absent waivers from Spain’s Council of Ministers, Spanish law prohibits shareholders in energy companies such as Endesa from voting their shares or appointing directors to the board when those shareholders are controlled by a foreign government. Because the Italian Government controls over 30% of Enel’s shares and has effectively appointed a majority of its directors, Enel constitutes a foreign-government-controlled company under Spanish law. Enel acknowledged this in its Schedule 13D and reported that it has sought the necessary waiver. (Schedule 13D, Item 4.) It defies logic to accept that Enel would have spent billions of euros on acquiring Endesa shares without an understanding with the Spanish Government that it would be allowed to vote its shares and seek board representation.

44.   Enel also made public statements claiming that it had made its purchases without consulting any other Endesa shareholders. See Anthony DiPaulo & Thomas Rose, Enel May Boost Endesa Stake to 25%. Threaten E.ON Bid, Bloomberg News, Feb. 28, 2007. In fact, Enel issued various press releases in which it stated that its purchases were made “on a stand-

alone basis without any connection to any other Endesa’s shareholders”. Form 6K, filed 2/28/07, Enel Confirms its Strategy of Strengthening its Position of the Spanish and European Electricity Market, Feb. 28, 2007; see also Form 6K, filed 3/1/07, Enel Answers Questions Made By the Public Authority Regulating Spanish Capital Markets (CNMV) Regarding the Acquisition of 9.99% of Endesa, Feb. 28, 2007 (response #5) (“Neither Enel nor its executives have had any relation, written or oral, or have coordinated actions or have defined any written or oral pact with any of the significant Endesa shareholders.”). According to Enel, apart from its swap agreements with UBS and Mediobanca, it had no other “contracts, arrangements, understandings or relationships with any person with respect to the securities of [Endesa]”—including Acciona and the Spanish Government—at the time of its purchases of Endesa shares through mid-March 2007. (Schedule 13D, Item 6.)

45.   In its responses to the CNMV’s questions, Enel further stated that it had not ruled out acquiring further Endesa shares up to 24.99% of the company. See Form 6K, filed 3/1/07, Enel Answers Questions Made By the Public Authority Regulating Spanish Capital Markets (CNMV) Regarding the Acquisition of 9.99% of Endesa, Feb. 28, 2007 (response #3). However, Enel emphasized that its “present inten[tion] to acquire additional Shares and/or ADSs” reached only “up to a percentage (calculated in accordance with Spanish law) that does not require [Enel] to make a mandatory tender offer for [Endesa’s] Shares”. (Schedule 13D, Item 4.) According to Enel’s Schedule 13D, it acquired the shares of Endesa “for strategic investment purposes”, as it “intend[ed] to become a key shareholder of [Endesa]”. (Schedule 13D, Item 4.)

46.   Enel also informed the CNMV that it had not “yet adopted any decision concerning its participation to Endesa General Shareholders’ Meeting scheduled on March 20, 2007 and maintains all options open” and further stated that “[a]s of today, there is no decision on behalf of Enel about the E.ON tender offer on Endesa currently underway”. Form 6K, filed 3/1/07, Enel Answers Questions Made By the Public Authority Regulating Spanish Capital Markets (CNMV) Regarding the Acquisition of 9.99% of Endesa, Feb. 28, 2007 (response #4, #7). However, Enel did state that it had “no present plans or proposals regarding the elimination or amendment of the 10% voting limitation provision” in Endesa’s articles—a condition central to E.ON’s bid. (Schedule 13D, Item 4.)

ENEL’S AND ACCIONA’S MANIPULATION OF THE MARKET

47.   On March 22, 2007, various media outlets reported that Acciona and Enel were planning a joint tender offer for Endesa shares at €42/share, which would be greater than E.ON’s then-current offer price of €38.75/share and greater than the price of €39/share, at which Enel directly acquired 10% of Endesa’s shares on February 27. See, e.g., Enel May Launch Counterbid on Endesa Newspapers, Dow Jones Newswires, Mar. 22, 2007; Italians Stocks—Factors to Watch on March 22, Reuters, Mar. 22, 2007; Enel Mulls Takeover With Acciona, Reuters, Mar. 22, 2007. Under Spanish law, Acciona and Enel would not be able to commence such an offer until the expiration of E.ON’s tender offer. The end of the acceptance period for E.ON’s offer in Spain was at the time scheduled for March 29, 2007. (It has since been extended to April 3, 2007 in Spain and April 6, 2007 in the United States.)

48.   These media leaks were timed to cause maximum disruption to E.ON’s offer and discourage shareholders from tendering to E.ON. Spanish law generally prohibits a tender offeror from raising its offer price during the last seven days of the offer period. Although an offeror may be able to make open market purchases above the offer price, with the effect of increasing the offer price to the price of the open market purchases, E.ON had committed to the

CNMV that it would not make such open market purchases. As a result, it was understood that E.ON would not be able to raise its offer price of €38.75 after March 22, 2007.

49.   Based on the March 22 media reports, the CNMV suspended trading in Endesa shares until Enel and Acciona clarified their intent. See Endesa Shares Suspended With Enel Said to Bid, Agence France Presse English Wires, Mar. 22, 2007; Spain Stock Market Regulator Suspends Endesa Shares, Reuters, Mar. 22, 2007.

50.   The next day, on March 23, 2007, Enel responded to the CNMV’s demand and issued a press release that was both late and incomplete. It its press release, which was also filed with the SEC as an exhibit to Amendment No. 3 to Enel’s Schedule 13D, Enel stated that it had been negotiating with Acciona to formulate a joint tender offer “for the entire share capital of Endesa”, should E.ON’s tender offer fail to reach 50% of Endesa. Enel stated that those negotiations were “at an advanced stage” but claimed that “up to now, they have not yet come to final agreement”. (Amendment No. 3, Ex. 99.20, at 1.)

51.   On March 23, 2007 Enel amended its Schedule 13D and disclosed that it was “reconsidering and evaluating all [of its] options” with respect to its Endesa investment, and disclosed that it was considering, among other possibilities, “the acquisition of Shares and/or ADSs in excess of the percentage [25%] that does not require . . . a mandatory tender offer” and/or “entering into agreements with other shareholders of [Endesa] or potential purchasers of Shares or ADSs”. (Amendment No. 3, Item 4.)

52.   In its March 23 Amendment to its Schedule 13D, Enel specifically disclosed that Enel and “Acciona, S.A., a significant shareholder of [Endesa] are currently negotiating the terms of a cooperation agreement whereby in the event E.ON does not acquire sufficient shares in the E.ON Tender Offer to become a holder of 50% or more of the share capital of [Endesa],

[Enel] and Acciona, S.A. would launch a joint tender offer for the entire share capital of [Endesa]”. (Id. (emphasis added).) Enel further disclosed that Enel and Acciona were discussing “the terms on which they would jointly manage [Endesa] following such joint tender offer, if the joint tender offer is completed”. (Id.) Enel claimed that “[a]lthough [Enel] and Acciona, S.A. are making progress in respect of these negotiations, no agreement has been reached”. (Id.)

53.   On the same day, Acciona filed with the CNMV a form known as an “Hecho Relevante” or “Relevant Fact”. Acciona filed its March 23 Hecho Relevante with the SEC as Amendment No. 13 to its Schedule 13D. (Acciona Amendment No. 13, Ex. 99.34.) In the March 23 Hecho Relevante, Acciona disclosed that it was “having discussions” with Enel, “for the purposes of reviewing possible scenarios following the E.ON offer, and the possibility, in the event that the offer does not result in the acquisition of 50% or more of the share capital of E.ON, to develop a shared management project for Endesa, under the leadership of Acciona, which would include as a first step, in compliance with current legislation, the launching by Acciona and Enel of a tender offer for all of the shares in Endesa not already held by either of them”. (Id.)

54.   On March 23, the same day that it received answers from Enel and Acciona, the CNMV issued a Resolution that was a sharp rebuke to Enel and Acciona. See Acuerdo del Consejo de la CNMV Relativo a la OPA sobre Endesa [Resolution of the Board of Directors of the CNMV Regarding the Public Tender Offer for Endesa], Mar. 23, 2007. The CNMV held that E.ON “is the only authorized offering party” for Endesa and it found that a tender offer by Acciona and Enel would be “incompatible” with Spanish law. Id. The CNMV found that “the mere announcement that Acciona and Enel could launch, either jointly or separately, a public tender offer at a price higher than that offered by E.ON ... could impede the progress of E.ON’s tender offer”. Id. The CNMV Resolution stated that the CNMV “would not authorize any public tender offer for Endesa that was launched by Enel or Acciona, either individually or jointly, in the next 6 months as from the settlement of E.ON’s current offer”. Id. The CNMV did, however, authorize E.ON to increase its bid one final time, which E.ON did on March 26, 2007—raising its bid to €40/share.

55.   After issuing this Resolution, the CNMV ordered that trading in Endesa shares would not be reinstated until March 26.

56.   Despite the CNMV’s actions, Enel and Acciona have continued to manipulate the market for Endesa shares. Evidencing just how “advanced” their newly-disclosed discussions were, on March 26, 2007, Enel and Acciona—in immediate response to E.ON’s increase to €40/share—announced a joint counter-bid (the “Cooperation Agreement”) for Endesa at a price of “at least 41 euros a share” for 100% of the company, to be launched “as soon as legally possible”. Acciona, Enel Bid of at Least Eur4l/Shr for Endesa, Dow Jones Newswires, Mar. 26, 2007; Acciona, Enel to Launch Bid for Endesa, Agence France Presse English Wire, Mar. 26, 2007. Moreover, Enel and Acciona announced an intention to “amend[]” “certain provisions in the By-laws of Endesa”, which were not initially identified. (Acciona Amendment No. 14, Ex. 99.36 at 5). Acciona later clarified that the parties now intend “to eliminate the limitation on the maximum number of votes that shareholders may exercise”, “eliminate the requirements related to the composition of Endesa’s Board of Directors and the type of Directors”, and “eliminate the qualification required to be appointed a director of director with delegated authority”. (Acciona Amendment No. 14, Item 4.) These are the same changes that were conditions to E.ON’s bid.

57.   On March 26, 2007, Enel and Acciona also revealed that “they would form a joint holding company to manage Endesa”. Acciona, Enel Launch Bid Battle for Endesa Against E.ON, Agence France Presse English Wire, Mar. 26, 2007; see also Acciona Amendment No. 14, Ex. 99.36 at 1-6. Pursuant to their plan, which would be valid “for at least 10 years” and renewable “every five years” thereafter, “Endesa itself would remain a Spanish firm, controlled by a joint holding company in which Acciona would have a 50.01% majority”. Acciona, Enel Bid of at Least Eur41/Shr for Endesa, Dow Jones Newswires, Mar. 26, 2007. Acciona and Enel are to “enjoy equal representation in the Board of Directors of the holding company and of Endesa”, with “[t]he chairmans of each such Board” to “be nominated by Acciona”. (Acciona Amendment No. 14, Ex. 99.36 at 3). However, “[t]he chairman of Endesa shall have executive authority” and, acting jointly “with the Managing Director nominated by Enel, shall exercise all authority of the board by delegation”. (Id.)

58.   On March 26, 2007, Enel and Acciona also announced detailed plans for Endesa’s operations under the Cooperation Agreement. (Acciona Amendment No. 14, Item 4.) Enel’s current Spanish unit, Viesgo, a regional utility, “would be incorporated with Endesa” under this arrangement. Acciona, Enel Bid of at Least Eur4l/Shr for Endesa, Dow Jones Newswires, Mar. 26, 2007. Furthermore, the parties contemplated the creation of “a world-wide leader in renewable energies through the combination of the renewable energy assets of Acciona (that is, Acciona Energia) and Endesa”, Acciona Hecho Relevante, Mar. 26, 2007 at 4. This “new company would be managed by Acciona”. (Acciona Amendment No. 14, Item 4.)

ENDESA SHAREHOLDERS AND E.ON WILL BE IRREPARABLY HARMED
IF INJUNCTIVE RELIEF IS NOT GRANTED

59.   E.ON and Endesa’s other shareholders will be irreparably harmed absent appropriate equitable relief: (a) requiring that Enel correct its material misstatements and omissions; (b) enjoining Enel from purchasing or making any arrangement to purchase, including in connection with the settlement of the swap agreements with UBS and Mediobanca, any Endesa shares; and (c) requiring that Enel offer withdrawal rights to all shareholders who sold shares to Enel in response to the February 27 tender offer.

60.   Absent E.ON’s requested injunctive relief, Enel’s illegally-obtained blocking position in Endesa will irreparably harm Endesa’s shareholders, former and current. Endesa’s former shareholders who sold to Enel were duped: they were forced to make investment decisions on the basis of false and incomplete information, tricked into selling to Enel at a price Enel considers to be insufficient, and deprived of their ability to consider E.ON’s newly-raised bid. While corrective disclosure is necessary to provide Endesa’s shareholders with all the information to which they are entitled, only a restoration of the withdrawal rights of Endesa’s former shareholders can remedy the full extent of the harms visited upon them by Enel.

61.   Enel’s illegally-obtained blocking position not only harmed those Endesa shareholders duped into selling, it will also—if not remedied—irreparably harm those shareholders who held their shares in ignorance of Enel’s actions and motives. If Enel, by fraudulently acquiring approximately 10% of Endesa’s shares, with access to another 14.98% of Endesa’s shares, ends up blocking Endesa’s acquisition by E.ON, and if that acquisition would have otherwise been successful, a majority of Endesa’s current shareholders has been irreparably injured. To protect shareholder choice, Enel must offer these shareholders their withdrawal rights, and should not be allowed immediately to reconstitute its blocking position.

62.   Moreover, such injunctive relief is necessary to ensure the protections of Section 14(d), which requires that shareholders be provided notice and an opportunity for careful, fully informed decision-making whenever a company such as Enel seeks control. Absent such relief, Enel’s policy of “acquire first, provide incomplete disclosure, and manipulate the market” would render Section 14(d)’s protections a nullity and allow Enel to profit from its failure to comply with U.S. securities laws. In order to restore the integrity of the market and the efficacy of U.S. securities laws, injunctive relief is needed.

COUNT I
Violation of Section 13(d) of the Exchange Act (15 U.S.C. § 78m(d))

63.   E.ON repeats the allegations of preceding paragraphs 1 through 62 as if fully set forth herein.

64.   Section 13(d)(1) of the Exchange Act mandates that “any person” who becomes “directly or indirectly the beneficial owner of more than 5 per centum” of a class of securities of an issuing corporation, within 10 days after such acquisition, file a statement setting forth certain information with the SEC and send the statement to the issuer. Among the information that must be provided is:

“(C) if the purpose of the purchases or prospective purchases is to acquire control of the business of the issuer of the securities, any plans or proposals which such persons may have to liquidate such issuer, to sell its assets to or merge it with any other persons, or to make any other major change in its business or corporate structure; ...

(E) information as to any contracts, arrangements, or understandings with any person with respect to any securities of the issuer, including but not limited to transfer of any of the securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or guaranties of profits, division of losses or profits, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, or understandings have been entered into, and giving the details thereof.” 15 U.S.C. § 78m(d).

The SEC has prescribed Schedule 13D as the official form for compliance with the statute, and has required that on Schedule 13D, the filer disclose among other things, “the purpose or purposes of the acquisition of securities of the issuer”. 17 C.F.R. §§ 240.13d-1, 240.13d-101.

65.   On March 9, 2007, Enel filed a Schedule 13D in connection with its acquisitions of Endesa securities. Enel filed Amendments to its Schedule 13D on March 12, March 13, and March 23. These filings were materially false and misleading in that they misstated and/or omitted material information that must be disclosed.

66.   First, Enel’s Schedule 13D filings falsely denied that Enel had any arrangements or understandings with the Spanish Government. In particular, Enel’s March 9 Schedule 13D stated that Enel did “not currently have any contracts, arrangements, understandings or relationships with any person with respect to the securities of [Endesa]” outside of its swap agreements with UBS and Mediobanca. (Schedule 13D, Item 6.) Moreover, prior to its Schedule 13D filing, Enel asserted that its purchases were made “on a stand-alone basis without any connection to any other Endesa’s shareholders”, Form 6K, filed 2/28/07, Enel Confirms its Strategy of Strengthening its Position of the Spanish and European Electricity Market, Feb. 28, 2007, and denied that it or its executives “have had any relation, written or oral, or have coordinated actions or have defined any written or oral pact with any of the significant Endesa shareholders”. Form 6K, filed 3/1/07, Enel Answers Questions Made By the Public Authority Regulating Spanish Capital Markets (CNMV) Regarding the Acquisition of 9.99% of Endesa, Feb. 28, 2007 (response #5). Through an agency called the Sociedad Estatal de Participaciones Industriales (“SEPI”), the Spanish Government controls approximately 3% of Endesa’s shares. Enel did not correct these earlier statements in its Schedule 13D filings.

67.   To the extent that Enel’s filings and public statements have maintained that it does not have “any contracts, arrangements, understandings or relationships” with the Spanish Government and/or SEPI relating to Endesa, those disclosures are materially false and misleading. To the extent that Enel’s disclosures describe contacts with the Spanish Government, those disclosures were and remain materially incomplete, and therefore misleading to Endesa’s shareholders.

68.   Second, Enel’s statements in its Schedule 13D filings regarding its arrangements and understandings with Acciona were either materially false and misleading at the time they were made or became materially false and misleading when Enel failed to offer timely amendments to correct its previous disclosures. In particular, Enel’s March 9 Schedule 13D stated that Enel did “not currently have any contracts, arrangements, understandings or relationships with any person with respect to the securities of [Endesa]” outside of its swap agreements with UBS and Mediobanca. (Schedule 13D, Item 6.) Moreover, prior to its Schedule 13D filing, Enel asserted that its purchases were made “on a stand-alone basis without any connection to any other Endesa’s shareholders”, Form 6K, filed 2/28/07, Enel Confirms its Strategy of Strengthening its Position of the Spanish and European Electricity Market, Feb. 28, 2007, and denied that it or its executives “have had any relation, written or oral, or have coordinated actions or have defined any written or oral pact with any of the significant Endesa shareholders”. Form 6K, filed 3/1/07, Enel Answers Questions Made By the Public Authority Regulating Spanish Capital Markets (CNMV) Regarding the Acquisition of 9.99% of Endesa, Feb. 28, 2007 (response #5).

69.   As this Court has emphasized:

“Item 4 of the Schedule 13D requires a filer to disclose the ‘purpose’ of the acquisition of the issuer’s securities. 17 C.F.R. § 240.13d-101, item 4. The disclosure must also describe `any plans or proposals’ which the filer `may have which relate to or would result in ... [a]n extraordinary corporate transaction, such as a merger ... involving the issuer’ or any similar action. Id. at item 4(b). The term `plan’ has been construed to be `something more definite than vaguely formed thoughts for the future.’ Azurite Corp. Ltd. v. Amster & Co., 52 F.3d 15, 18 (2d Cir. 1995).” (2/5/07 Op. at 22-23.)

Given the admittedly “advanced” nature of the discussions between Enel and Acciona as of March 23, 2007, it is clear that Section 13(d) required Enel to disclose these plans and arrangements prior to Enel’s March 23 Amendment No. 3, which was filed only because of the CNMV’s last-minute intervention. Indeed, press reports indicating that as of the disclosures, the cooperation between Enel and Acciona was “agreed as to 99.9%”, Santiago Carcar, E.ON Lanzara una Ofensiva Legal Contra Enel, El Pais, Mar. 25, 2007, have been proven true, as the comprehensive plan announced by Enel and Acciona on March 26, 2007, evinces a carefully considered power-sharing arrangement that was clearly the product of extensive discussion over an extended period. Enel’s failure to make a timely filing reflecting its plans and arrangements with Acciona and correcting its previous disclosures was materially misleading to Endesa’s shareholders.

70.   Third, Enel’s statements in its Schedule 13D filings regarding its plans for and intentions towards Endesa were either materially false and misleading at the time they were made or became materially false and misleading when Enel failed to offer timely amendments to correct its previous disclosures. In particular, Enel stated in its Schedule 13D that:

•

it acquired the shares of Endesa “for strategic investment purposes”, as it “intend[ed] to become a key shareholder of [Endesa]” (Schedule 13D, Item 4);

•

it intended “to acquire additional Shares and/or ADSs” only “up to a percentage (calculated in accordance with Spanish law) that does not require [Enel] to make a mandatory tender offer for [Endesa’s] Shares” (Schedule 13D, Item 4);

•

if Spanish legislation increased the mandatory tender offer threshold to 30%, Enel “might acquire additional Shares and/or ADSs” but did not intend “to acquire Shares or ADSs representing an ownership percentage that would require [it] to launch a mandatory tender offer under Spanish law” (Schedule 13D, Item 4); and

•

it had “no present plans or proposals regarding the elimination or amendment of the 10% voting limitation provision” in Endesa’s articles—a condition central to E.ON’s bid (Schedule 13D, Item 4).

These disclosures are materially false and misleading to the extent that they fail to reflect, or timely correct, Enel’s true plans with respect to Endesa. Enel has consistently held a “decision” with respect to E.ON’s tender offer—Enel has been opposed to that offer and seeks to block E.ON’s bid. Moreover, given the admittedly “advanced” nature of the discussions between Enel and Acciona as of March 23 and the comprehensive plan announced by Enel and Acciona on March 26 (which included eliminating the 10% voting limitation), it is clear that Section 13(d) required Enel to disclose its plans to seek full control over Endesa and launch a tender offer for Endesa’s shares prior to its March 23 Amendment No. 3, which was filed only because of the CNMV’s last-minute intervention. Enel’s failure to make a timely filing reflecting its plans and correcting its previous disclosures was materially misleading to Endesa’s shareholders.

71.   Fourth, Enel’s Amendment No. 3 misrepresented the substance of its discussions with Acciona and the true nature of its plans with respect to the tender offer for Endesa. Enel stated that:

•

it has been negotiating with Acciona to formulate a joint tender offer “for the entire share capital of Endesa”, should E.ON’s tender offer fail to reach 50% of Endesa and that the negotiations are “at an advanced stage” but that “up to now, they have not yet come to final agreement” (Amendment No. 3, Ex. 99.20, at 1);

•

it and Acciona “are currently negotiating the terms of a cooperation agreement whereby in the event E.ON does not acquire sufficient shares in the E.ON Tender Offer to become a holder of 50% or more of the share capital of

[Endesa], [Enel] and Acciona, S.A. would launch a joint tender offer for the entire share capital of [Endesa]” (id.);

•

it and Acciona are discussing “the terms on which they would jointly manage [Endesa] following such joint tender offer, if the joint tender offer is completed” (id.); and

•

“[a]lthough [it] and Acciona, S.A. are making progress in respect of these negotiations, no agreement has been reached” (id.).

In fact, however, the discussions were much further along than Enel let on. As one press report indicated, the parties were “agreed as to 99.9%”, Santiago Carcar, E.ON Lanzara una Ofensiva Legal Contra Enel, El Pais, Mar. 25, 2007, and Enel and Acciona were able to announce a detailed joint venture—covering both power-sharing and plans for Endesa’s operations—less than three days after the initial public disclosure.

72.   Moreover, despite Enel and Acciona’s plans to seek control of Endesa, they were plainly aware—as confirmed by the CNMV’s swift pronouncement on March 23, 2007—that they would not be permitted to launch a full tender offer for Endesa in the manner they let the market believe they would seek to do. Instead, Enel released details of its “new” plans for Endesa at a crucial juncture to manipulate Endesa’s stock price and derail E.ON by discouraging tenders. Enel failed to disclose in its Schedule 13D filings this joint plan with Acciona. Indeed, Enel’s March 26 tender offer announcement, immediately following E.ON’s increase of its tender offer to €40/share, confirms Enel’s use of market manipulation for its own ends.

COUNT II
Violation of Rule 14e-8 of the Exchange Act (17 C.F.R. 240.14e-8)

73.   E.ON repeats the allegations of preceding paragraphs 1 through 72 as if fully set forth herein.

74.   Enel intentionally violated Rule 14e-8 by publicly announcing plans to make a tender offer for Endesa shares without the intention to commence the offer within a reasonable time or complete the offer and with the intention of manipulating the market price of Endesa’s stock. Enel’s goal was to drive up the price of Endesa and discourage people from tendering to E.ON, which occurred first through market leaks and then—following CNMV pressure—a series of public statements.

75.   Rule 14e-8, 17 C.F.R. § 240.14e-8 (2006), provides that:

It is a fraudulent, deceptive or manipulative act or practice within the meaning of section 14(e) of the Act for any person to publicly announce that the person (or a party on whose behalf the person is acting) plans to make a tender offer that has not yet been commenced, if the person:

a.

Is making the announcement of a potential tender offer without the intention to commence the offer within a reasonable time and complete the offer;

b.

Intends, directly or indirectly, for the announcement to manipulate the market price of the stock of the bidder or subject company; or

c.

Does not have the reasonable belief that the person will have the means to purchase securities to complete the offer.

76.   Enel publicly announced plans to make a tender offer for Endesa shares on March 23, 2007. Prior to that time, Enel encouraged rumors of its planned tender offer to enter the marketplace. Enel publicly disclosed the details of its proposed tender offer on March 26, 2007, including plans for a joint venture with Acciona and an anticipated merger involving Endesa and Viesgo.

77.   At the time that Enel publicly announced plans to make a tender offer for Endesa shares, Enel did not have the intention to commence the offer within a reasonable time and complete the offer. In fact, it would be impossible for Enel to launch a tender offer for Endesa within a reasonable time because the CNE had not authorized Enel to exceed 10% ownership of Endesa. Such authorization is not assured and Enel itself has stated that such authorization might, in any event, not come for two months. Moreover, the CNMV’s March 23 order delaying any Enel tender offer for at least six months further demonstrates that Enel must have known that it was not going to be able to launch a full tender offer within a reasonable period of time.

78.   When Enel publicly announced its plans to make a tender offer for Endesa shares, it intended the announcement to manipulate the market price of the stock of Endesa. The timing of the announcement of Enel’s plan reflects Enel’s intent to manipulate the market price of Endesa stock. Enel made its announcement during the last seven days of the scheduled offer period for E.ON’s offer, when E.ON was not able to raise its offer price. The CNMV’s March 23 resolution allowing E.ON to raise its bid again reflects the CNMV’s recognition of the effect that Enel’s conduct had on E.ON’s bid and on trading in Endesa.

79.   Undeterred by the CNMV’s actions, Enel’s March 26 tender offer announcement—describing in detail a power-sharing arrangement with Acciona—was again timed to affect E.ON’s bid and manipulate the market price of Endesa stock.

COUNT III
Violation of Section 14(e) of the Exchange Act (15 U.S.C. § 78n(e))

80.   E.ON repeats the allegations of preceding paragraphs 1 through 79 as if fully set forth herein.

81.   Section 14(e) prohibits the dissemination of materially false and misleading statements “in connection with a tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation”. 15 U.S.C. § 78n(e).

82.   Enel’s false and misleading statements and/or omissions set forth above were made in connection with E.ON’s legally approved tender offer for Endesa shares, Enel’s illegitimate February 27 tender offer and Enel’s planned tender offer for Endesa, which was publicly “announced” on March 23 and described more fully on March 26.

83.   Enel’s false and misleading statements and/or omissions were material, as a reasonable shareholder would have considered complete and accurate information relating to Enel’s contacts with the Spanish Government, Enel’s relationship and arrangements with Acciona (at the time, Endesa’s leading shareholder), Enel’s plans for Endesa, and Enel’s view of E.ON’s offer important to his or her investment decision in Endesa.

84.   Moreover, Enel’s public announcement of its plan to make a tender offer for Endesa was false and misleading in violation of Section 14(e) of the Exchange Act because Enel did not have the intention to commence the offer within a reasonable time and complete the offer and because Enel did not disclose its intent to manipulate the market price of Endesa’s stock.

85.   Endesa’s shareholders relied on Enel’s material misstatements and omissions, tendering 10% of Endesa’s shares directly to Enel and another approximately 14.98% of Endesa to Enel’s agents. As evidenced by the CNMV’s intervention on both February 27 and March 23, such past—and future—reliance on Enel’s misstatements and omissions was expected, and has caused—and is anticipated to further compel—Endesa’s shareholders to make investment decisions that they normally would not have made had they known the full facts.

86.   Upon information and belief, Enel’s knew that its disclosures were materially false and misleading, yet made those disclosures the intent to deceive or defraud Endesa’s shareholders—or with a reckless indifference to its duty to provide the truth to Endesa’s shareholders—so that Enel could control or artificially affect the share price of Endesa and derail E.ON’s pending tender offer.

COUNT IV
Violation of Section 14d of the Exchange Act (15 U.S.C. § 78n(d)) and the Rules
Promulgated Thereunder (17 C.F.R. 240.14d-1 et seq).

87.   E.ON repeats the allegations of preceding paragraphs 1 through 86 as if fully set forth herein.

88.   Endesa’s action on February 27 constituted a “tender offer” regulated by Section 14 of the Exchange Act, pursuant to the “totality of the circumstances” test adopted by the Second Circuit in Hanson Trust plc v. SCM Corp., 774 F.2d 47, 56-58 (2d Cir. 1985), which refined the eight-factor test set forth by the district court in Wellman v. Dickinson, 475 F. Supp. 783, 823-24 (S.D.N.Y. 1979), aff’d on other grounds, 682 F.2d 355 (2d Cir. 1982), cert. denied, 460 U.S. 1069 (1983). Specifically:

•

a large number of Endesa shareholders were solicited on a mass basis with a firm offer—Enel did not separately negotiate with offerees;

•

offerees were not told key facts about Enel’s acquisition of Endesa shares, including the true purpose behind Enel’s investment, its plans regarding E.ON’s offer and the involvement of the Spanish Government;

•

Enel conducted active and widespread public solicitation;

•

Enel’s solicitation employed the means and instrumentalities of interstate and foreign commerce;

•

the offer to purchase was made at a premium above the prevailing market price—Enel’s “39 Euros / share” offer was a premium over Endesa’s €38.12 per share closing price;

•

the offer was open for a limited period of time—Enel’s purchases occurred in 29 minutes between 18:26 and 18:55 CET.

In addition, Enel sought in excess of the 5% amount of Endesa stock that triggers Section 14(d)(1) of the Exchange Act. There is no “mandatory `litmus test”’ for determining whether a given solicitation amounts to a tender offer, Hanson, 774 F. 2d at 57, but in the totality of the circumstances here, Enel’s conduct created “a substantial risk that solicitees . . . lack[ed] information needed to make a carefully considered appraisal of the proposal put before them”. Id.

89.   Section 14(d)(1) of the Exchange Act requires compliance with disclosure and filing requirements in connection with any tender offer for more than 5% of a class of equity securities registered pursuant to Section 12 of the Exchange Act. Among other things, Enel was obligated to:

•

file a Schedule TO with the SEC, deliver a copy to the target and any other bidders who filed a Schedule TO and mail a copy of the Schedule TO to any exchange on which the target’s securities are listed, 17 C.F.R. § 240.14d-3;

•

leave its offer open for at least until midnight on the 20th business day from commencement of the offer, 17 C.F.R. § 240.14e-1; and

•

provide withdrawal rights to shareholders during the entire period the tender offer is open. 17 C.F.R. § 240.14d-7.

Enel did not meet any of these obligations. Even if Enel had been entitled to take advantage of the “Tier 1” exception to the SEC’s tender offer regulations—which it was not—Enel still would have been required to confirm before the commencement of its offer that U.S. ownership of Endesa was below 10% (17 C.F.R. § 240.14d-1(c)-(d), Instruction 2(i)-(v)), file a Form F-X, and submit a Form CB to the SEC, which should have included the mass UBS message sent to Endesa’s shareholders (17 C.F.R. § 240.14d-1(c)(3)(iii)). Enel took none of these steps.

WHEREFORE, E.ON prays for a judgment against Enel as follows:

(a)

declaring that the Schedule 13D and the Amendments violate Section 13(d) of the Exchange Act;

(b)

declaring that the Schedule 13D and the Amendments violate Section 14 of the Exchange Act, including Section 14(d) and the rules promulgated thereunder, Rule 14(e), and Rule 14e-8;

(c)

ordering that Enel and its officers, agents, servants, employees, and attorneys, and those persons in active concert or participation with Enel:

i)

are required to correct by public means their material misstatements and omissions, including by filing with the SEC and sending to Endesa complete and accurate disclosures required by Section 13(d) of the Exchange Act, including by stating that they are prohibited from making a tender offer for Endesa before October 2007, that there is no assurance they will in fact make such a tender offer and that there is no assurance as to the price of which any such tender offer would be made;

ii)

are enjoined from purchasing or making any arrangement to purchase, including in connection with the settlement of the total return swaps with UBS and Mediobanca, any Endesa shares;

iii)

are required within three business days of the Court’s order to offer withdrawal rights to all shareholders who sold shares to Enel in response to Enel’s February 27 tender offer, which shall be kept open for at least 20 business days; and

iv)

are enjoined from making any additional material misstatements or omissions in connection with Endesa securities; and

(d)

granting such other and further relief as the Court may deem just and proper.

March 26, 2007

Co-Counsel for Plaintiffs: DAY PITNEY LLP James G. Szymanski (JS-8568) M. Alexander Bowie, II (MB-6826) 875 Third Avenue New York, New York 10022 (212) 297-5800

CRAVATH, SWAINE & MOORE LLP,

by

__________________________________

Rory O. Millson (RM-6160)

Rowan D. Wilson (RW-8556)

Gary A. Bornstein (GB-9028)

Attorneys for Plaintiffs

825 Eighth Avenue

New York, NY 10019

(212) 474-1000